FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____August 1, 2020_____ AND ENDING ____July 31 2021____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dallas Securities , Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Maple Ave

                        (No. and Street)

Dallas   TX   75201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charmagne Darabadey 214 665 9103

                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Moss Adams

                    (Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Craig Hodges _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ First Dallas Securities, Inc. _____ , as of _____ July 31 _____, 20 _21_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA SCHONEFELD
Notary Public, State of Texas
Comm. Expires 10-29-2022
Notary ID 124729375

_____
Signature

President,   First Dallas Securities, Inc.
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DALLAS SECURITIES, INC.

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Dallas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the Company) as of July 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 27, 2021

We have served as the Company's auditor since 2016.

First Dallas Securities, Inc.
Statement of Financial Condition
July 31, 2021

ASSETS

Cash and cash equivalents	$	704,291
Receivable from broker-dealers and clearing organizations		323,859
Other assets		30,469
TOTAL ASSETS	$	1,058,619

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	92,631
Due to Parent		86,523
TOTAL LIABILITIES		179,154

STOCKHOLDER'S EQUITY

Common stock, 1,000,000 authorized, with $.05 par value;	
10,000 shares issued and outstanding	500
Additional paid-in capital	61,200
Retained earnings	817,765
TOTAL STOCKHOLDER'S EQUITY	879,465

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,058,619

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Income
For the Year Ended July 31, 2021

Revenues:		
Commissions	$	2,842,100
Distribution fees		196,264
Other income		124,104
Interest and dividend income		1,208
Realized gains(losses)		(693)
Unrealized gains(losses)		433
Total revenues		3,163,416
Expenses:		
Registered representatives commissions		830,547
Commissions and clearance paid all other brokers		199,163
Regulatory fees and expenses		56,264
Other expenses		2,122,477
Losses in error account		-
Total expenses		3,208,451
Net loss before taxes		(45,035)
Provision for income taxes		17,496
Net loss	$	(62,531)

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at July 31, 2020	$ 500	$ 61,200	$ 1,130,296	$ 1,191,996
Dividends			(250,000)	(250,000)
Net Loss			(62,531)	(62,531)
Balances at July 31, 2021	$ 500	$ 61,200	$ 817,765	$ 879,465

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(62,531)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		66,861
Increase in other assets		(9,228)
Increase in accrued expenses and liabilities		(42,814)
Increase in due to Parent		(11,850)
Net cash flows provided by operating activities		(59,562)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flows provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(250,000)
Net cash flows used in financing activities		(250,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(309,562)
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,013,853
CASH AND CASH EQUIVALENTS, at the end of the year	$	704,291

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Notes to Financial Statements
July 31, 2021

Note 1 -Organization and Nature of Business

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Note 2 -Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations are recognized as revenue upon issuance of the related invoice.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Accounting for Financial Instruments- Credit Losses, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted this ASU effective August 1, 2020 with no material impact on its financial statements.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Company's federal and state tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Note 3 -Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2021, the Company had net capital of $741,747.88 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 24.15%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -Possession or Control Requirements

The Company operates subject to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

Note 5 -Income Taxes

The Company is a member of a group that files a consolidated federal tax return. The group filed for an S-Corporation election that became effective on August 1, 2017. Therefore, there are no federal income taxes reflected within these financial statements as income tax is the responsibility of the members of the Parent. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent state income taxes.

Note 6 -Related Party Transactions

The Parent, pursuant to a services agreement, provides all of the general administrative expenses for the Company. The Company incurred $1,351,290 in administrative fees, $17,496 in income taxes, and $520,000 in management fees to the Parent during the year ended July 31, 2021. The Company also incurred fees of $830,547 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2021 the Company owed the Parent $86,523.

The Company receives income from mutual funds ("Funds") that are managed by Hodges Capital Management, Inc. which is owned by the Parent. These Funds paid to the Company securities commissions of $144,964 for the year ended July 31, 2021.

Note 7 -Risk and Uncertainties

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2021. The balance at July 31, 2021 was $604,725 in money market mutual funds. The risk is managed by maintaining all deposits in high quality institutions. The Company did not experience any losses during the year ended July 31, 2021 related to these concentrations.

The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company has a clearing deposit due from and held by its clearing broker-dealer of $54,000 as of July 31, 2021.

Note 8 -Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The Company had receivables related to contracts from customers of $36,642 and $269,166 at July 31, 2020 and at July 31, 2021, respectively. These receivables are from broker-dealers and clearing organizations and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables.

The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at July 31, 2020 and at July 31, 2021, respectively.

Note 9 -Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an Indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will Indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of July 31, 2021

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2021

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	879,465
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabllities		879,465
Deductions and/or charges		
Non-allowable assets: Receivables non-allowable		(149,470)
Other assets		24,000
Other deductions and/or charges		-
Net capital before haircuts on securities positions		753,995
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		
Other securities		(12,247)
Net capital	$	741,748

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accrued expenses and other liabilities	$	92,631
Due to Parent		86,523
Total aggregate indebtedness	$	179,154

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	11,944
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Net capital requirement (greater of above two minimum requirement amounts)	$	250,000
Net capital in excess of required minimum	$	491,748
Ratio: Aggregate Indebtedness to net capital		24%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of July31, 2021.



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying First Dallas Securities, Inc. Exemption Report in which:

1) First Dallas Securities, Inc. states First Dallas Securities, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) First Dallas Securities, Inc. states First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
September 27, 2021

First Dallas Securities

First Dallas Securities Exemption Report

First Dallas Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

First Dallas Securities

I, Craig Hodges, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Title: President

9/16/2021

2905 Maple Avenue • Dallas, Texas 75201 • 214.954.1177 • 800.456.1979 Toll Free
www.firstdallas.com
Member FINRA/SIPC